CONFORMED

Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of October, 2010	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

For Immediate Release

October 22, 2010

Grupo Radio Centro Reports Results for Third Quarter and First Nine Months of 2010

Mexico City, October 22, 2010 - Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today its results of operations for the third quarter and nine months ended September 30, 2010. All figures were prepared in accordance with the Financial Reporting Standards issued by the Mexican Board for Research and Development of Financial Information Standards.

Third Quarter Results

Broadcasting revenue in the third quarter 2010 was Ps. 226,147,000, an 18.3% increase compared to the Ps. 191,215,000 reported in the third quarter 2009. This increase was mainly attributable to higher advertising expenditures by the Company’s clients in Mexico during the third quarter 2010 compared to the same period 2009, as well as broadcasting revenue from Los Angeles radio station KXOS-FM.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) in the third quarter 2010 were Ps. 172,511,000, an 8.6% increase compared to the Ps. 158,817,000 reported in the third quarter 2009. This increase was primarily due to higher commissions paid to the Company’s sales force due to higher broadcasting revenue in the third quarter 2010 compared to the same period in 2009. This increase was partially offset by a decrease in broadcasting expenses from Los Angeles radio station KXOS-FM.

For the third quarter 2010, the Company recorded broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 53,636,000, a 65.6% increase compared to the Ps. 32,398,000 reported in the third quarter 2009. This increase was mainly attributable to the increase in broadcasting revenue described above.

Depreciation and amortization expenses in the third quarter 2010 were Ps. 5,828,000, a slight decrease compared to the Ps. 6,404,000 reported in the third quarter 2009, as a result of a reduction in the amount of depreciable assets.

The Company’s corporate, general and administrative expenses were Ps. 2,808,000 in both the third quarter of 2009 and 2010.

The Company recorded operating income of Ps. 45,000,000 in the third quarter 2010, a 94.1% increase compared to the Ps. 23,186,000 in operating income reported in the third quarter 2009. This increase was due to increased broadcasting revenue during the third quarter 2010 compared to the third quarter 2009 as described above.

Grupo Radio Centro, S.A.B. de C.V.
Third Quarter 2010 Results

During the third quarter 2010, other expenses, net, were Ps. 9,925,000, a 46.4% decrease compared to the Ps. 18,517,000 reported in the third quarter 2009. This decrease was mainly attributable to tax credits recorded by the Company’s subsidiaries during the third quarter 2010.

The Company’s comprehensive financing cost in the third quarter 2010 was Ps. 5,261,000, compared to Ps. 861,000 in the third quarter 2009. This change was primarily due to a Ps. 5,193,000 gain on net foreign currency exchange in the third quarter 2009, which was attributable to an appreciation in the peso value of a U.S. denominated loan from the Company to a U.S. subsidiary compared to a Ps. 10,000 gain in the third quarter 2010.

During the third quarter 2010, the Company recorded income before taxes of Ps. 29,814,000, compared to income before taxes of Ps. 3,808,000 reported in the third quarter 2009, which was primarily attributable to an increase in operating income, as well as a decrease in other expenses, net, during the third quarter 2010.

The Company recorded income taxes of Ps. 17,827,000 in the third quarter 2010, an increase of 61.7% compared to the Ps. 11,027,000 recorded in the third quarter 2009. This increase was due to higher taxable income in the third quarter 2010 than the third quarter 2009.

As a result of the foregoing, the Company recorded net income in the third quarter 2010 of Ps. 11,987,000, compared to a net loss of Ps. 7,219,000 in the third quarter 2009.

Nine-Month Results

For the nine months ended September 30, 2010, broadcasting revenue was Ps. 601,017,000, a 14.5% increase compared to the Ps. 524,996,000 reported in the same period 2009. The increase was mainly attributable to an increase in advertising expenditures by the Company’s clients, who purchased more airtime in the first nine months 2010 than the comparable period in 2009, as well as the incorporation of the Company’s Los Angeles radio station KXOS-FM.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) in the first nine months 2010 were Ps. 500,539,000, an 18.6% increase compared to the Ps. 422,128,000 reported in the same period 2009. This increase was primarily due to (i) broadcasting expenses incurred in connection with the Los Angeles radio station KXOS-FM beginning in April 2009, resulting in a comparison between nine months for the 2010 period and five and a half months for the 2009 period, (ii) higher sales commissions due to the increase in broadcasting revenue, and (iii) expenses related to the Company’s mass media advertising campaigns.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) in the first nine months 2010 was Ps. 100,478,000, a 2.3% decrease compared to the Ps. 102,868,000 reported in the same period 2009.

Depreciation and amortization expenses in the first nine months 2010 were Ps. 18,117,000, a 7.4% decrease compared to the Ps. 19,558,000 reported in the same period 2009. This decrease was due to a reduction in the amount of depreciable assets.

The Company’s corporate, general and administrative expenses in the first nine months 2010 were Ps. 10,365,000, the same amount reported in 2009.

Grupo Radio Centro, S.A.B. de C.V.
Third Quarter 2010 Results

As a result of the foregoing, the Company recorded operating income of Ps. 71,996,000 in the first nine months 2010, a 1.3% decrease compared to the Ps. 72,945,000 reported in the same period 2009.

Other expenses, net, in the first nine months 2010 were Ps. 36,390,000, a 20.5% decrease compared to the Ps. 45,800,000 reported in the same period 2009. This decrease was mainly attributable to legal expenses incurred in 2009 related to agreements for the Los Angeles radio station, as well as revenue from tax credits during the third quarter 2010.

The Company’s comprehensive cost of financing in the first nine months 2010 was Ps. 18,101,000, compared to Ps. 26,643,000 in the same period 2009. This change was primarily due to a lower loss on net foreign currency exchange from Ps. 10,048,000 in the first nine months 2009 to a Ps. 164,000 loss on net foreign currency exchange in the first nine months 2010.

For the first nine months 2010, the Company recorded income before taxes of Ps. 17,505,000 compared to income before taxes of Ps. 502,000 in the same period 2009, mainly due to the aforementioned decrease in the Company`s other expenses, net, and comprehensive cost of financing.

The Company recorded income taxes of Ps. 29,994,000 in the first nine months 2010, compared to Ps. 21,345,000 recorded in the same period 2009.

As a result of the foregoing, the Company recorded a net loss of Ps. 12,489,000 in the first nine months 2010, compared to a net loss of Ps. 20,843,000 in the first nine months 2009.

Grupo Radio Centro, S.A.B. de C.V.
Third Quarter 2010 Results

Company Description

Grupo Radio Centro owns and/or operates 15 radio stations. Of these 15 radio stations, 12 are located in Mexico City, two AM stations, in Guadalajara and Monterrey, and one FM station in Los Angeles. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.  Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, 108 Grupo Radio Centro-affiliated radio stations throughout Mexico.

Note on Forward Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

RI Contacts
In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 4910	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com.mx

Grupo Radio Centro, S.A.B. de C.V.
Third Quarter 2010 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED BALANCE SHEETS
as of September 30, 2010 and 2009
(figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $") (1)

	September 30,
	2010		2009
	U.S. $(1)	Ps.	Ps.
ASSETS
Current assets:
Cash and temporary investments	3,092	38,656	70,988

Accounts receivable:
Broadcasting, net	18,837	235,483	222,642
Other	856	10,695	32,119
	19,693	246,178	254,761

Prepaid expenses	5,227	65,337	113,688
Total current assets	28,012	350,171	439,509

Property and equipment, net	35,402	442,565	466,107
Prepaid expenses	0	0	51,208
Deferred charges, net	442	5,526	3,717
Excess of cost over book value of net assets of subsidiaries, net	66,303	828,863	828,863
Other assets	268	3,338	3,340
Total assets	130,427	1,630,463	1,792,744

LIABILITIES
Current:
Notes payable	5,704	71,305	31,950
Advances from customers	4,593	57,413	82,567
Suppliers and other accounts payable	5,238	65,478	72,725
Taxes payable	2,360	29,501	31,242
Total current liabilities	17,895	223,697	218,484

Long-Term:
Notes payable	7,999	100,000	150,000
Reserve for labor liabilities	5,427	67,841	64,614
Deferred taxes	1,563	19,545	0
Total liabilities	32,884	411,083	433,098

SHAREHOLDERS' EQUITY
Capital stock	90,425	1,130,410	1,130,410
Cumulative earnings	5,011	62,644	173,095
Reserve for repurchase of shares	3,507	43,837	43,837
Accumulated effect by conversion	(1,425)	(17,820)	(1,393)
Minority interest	25	309	13,697
Total shareholders' equity	97,543	1,219,380	1,359,646
Total liabilities and Shareholders' equity	130,427	1,630,463	1,792,744

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 12.5011 per U.S. dollar, the rate on September 30, 2010.

Grupo Radio Centro, S.A.B. de C.V.
Third Quarter 2010 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
for the three-month and nine-month periods ended September 30, 2010 and 2009
(figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

	3rd Quarter			Accumulated 9 months
	2010		2009	2010		2009
	U.S.$ (1)	Ps.	Ps.	U.S.$ (1)	Ps.	Ps.

Broadcasting revenue (2)	18,090	226,147	191,215	48,077	601,017	524,996
Broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses	13,800	172,511	158,817	40,040	500,539	422,128
Broadcasting income	4,290	53,636	32,398	8,037	100,478	102,868

Depreciation and amortization	466	5,828	6,404	1,449	18,117	19,558
Corporate, general and administrative expenses	225	2,808	2,808	829	10,365	10,365
Operating income	3,599	45,000	23,186	5,759	71,996	72,945

Other expenses, net	(794)	(9,925)	(18,517)	(2,911)	(36,390)	(45,800)

Comprehensive financing cost:
Interest expense	(418)	(5,227)	(6,054)	(1,475)	(18,439)	(16,790)
Interest income (2)	(4)	(44)	0	40	502	195
(Loss) on foreign currency exchange, net	1	10	5,193	(13)	(164)	(10,048)
	(421)	(5,261)	(861)	(1,448)	(18,101)	(26,643)

Income (loss) before income taxes	2,384	29,814	3,808	1,400	17,505	502

Income taxes	1,426	17,827	11,027	2,399	29,994	21,345
Net income (loss)	958	11,987	(7,219)	(999)	(12,489)	(20,843)

Net income (loss) applicable to:
Majority interest	958	11,987	9,619	(999)	(12,494)	15,277
Minority interest	0	0	(16,838)	0	5	(36,120)
	958	11,987	(7,219)	(999)	(12,489)	(20,843)

Net income per Series A Share (3)				0.015	0.1881	0.4483
Net income per ADS (3)				0.135	1.6929	4.0347
Weighted average common shares outstanding (000's) (3)					162,725	162,725

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 12.5011 per U.S. dollar, the rate on September 30, 2010.

(2)
Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the third quarter of 2010 and 2009 was Ps. 1,126,000 and Ps. 1,051,000, respectively. Interest earned and treated as broadcasting revenue for the nine months ended September 30, 2010 and 2009 was Ps. 3,468,000 and Ps. 3,620,000, respectively.

(3)	Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V. (Registrant)

Date: October 22, 2010	By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer